Exhibit 99.4

CORPBANCA ANNOUNCES FIRST QUARTER OF 2010 RESULTS

Santiago, Chile, May 25, 2010 CORPBANCA (NYSE: BCA), a Chilean financial institution offering a wide variety of corporate and retail financial products and services, today announced its financial results for the first quarter ended March 31, 2010. This report is based on unaudited consolidated financial statements and prepared in accordance with Chilean generally accepted accounting principles. Solely for the convenience of the reader, U.S. dollar amounts in this report have been translated from Chilean nominal pesos at our March 31, 2010 exchange rate of Ch$523.86 per U.S. dollar.

Financial highlights

•	Net income for the first quarter 2010 reached Ch$26 billion, similar to the Ch$26.2 billion when compared to the prior quarter.

•	Provision for loan losses during 1Q10 amounted to Ch$14.8 billion, an increase of Ch$3.5 billion when compared to the prior quarter.

•	Total operating expenses decreased 11.7% when compared to the prior quarter.

•	Total Loans (excluding interbank and contingent loans) reached Ch$5,053.1 billion as of March 31, 2010, leaving CorpBanca with a market share of 7.29%.

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Management’s Discussion and Analysis

I) Financial Performance Review

Net income for the first quarter of 2010 was Ch$26 billion, when compared to Ch$26.2 billion for the fourth quarter of 2009. Total operating revenues reached Ch$76.9 billion, almost the same when compared to the fourth quarter of 2009, while provisions for loan losses increased by Ch$4 billion, an increase of 36% when compared to Ch$11.3 billion for the fourth quarter of 2009.

Our condensed income statement for the three-month periods ending December 31, 2009 and March 31, 2010 expressed in millions of Chilean nominal pesos, is as follows:

	For three-month period ended
	Dec - 09	Mar-10	Change
Net interest revenue	59,247	53,884	(5,363)
Fees and income from services, net	12,253	15,121	2,868
Treasury business	4,694	6,363	1,669
Other revenue	752	1,547	795
Total operating revenue	76,946	76,915	(31)
Provision for loan losses	(11,316)	(15,341)	(4,025)
Operating expenses	(34,633)	(30,573)	4,060
Income attributable to investments in other companies	11	23	12
Net Income before taxes	31,008	31,024	19
Income taxes	(4,742)	(5,008)	(266)
Net Income	26,266	26,016	(247)

Net interest revenues

Net interest revenues decreased quarter-on-quarter by Ch$5.3 billion or 9% when compared to the prior quarter. This is mainly a result of a smaller increase in the UF during the first quarter of 2010 of 0.27%, compared with an increase in the fourth quarter of 2009 of 0.52%. It’s also important to mention that the opportunity of restructuring our funding at a lower cost has been reduced during this year.

Although our net interest revenues and provision for loan losses are less than last quarter, our net income was only 0.7% lower than the prior quarter due to an increase in fees and lower costs in personnel salaries and administration expenses. We had an 89% growth in net income in the first quarter of 2010 as compared to the first quarter of 2009. The average growth of the industry in the same period was 63%.

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Fees and income from services

Net fees and income from services for the first quarter of 2010 amounted to Ch$15.1 billion, a Ch$2.8 billion increase when compared to the prior quarter. The following table is a summary of our fees and income from services for the three-month periods ended December 31, 2009 and March 31, 2010:

	For three-month period ended
	Dec - 09	Mar - 10	Change
Bank(*)	6,706	7,957	1,598
Mutual Fund Management and Securities Brokerage Services	2,519	2,964	445
Insurance Brokerage	1,776	1,737	(39)
Financial Advisory Services	804	2,104	1,300
Legal Advisory Services	448	359	(89)
Total	12,252	15,120	2,868

(*)	includes consolidation adjustments

The increase of Ch$2.8 billion in fee revenues from banking operations during the first quarter of 2010 as compared to the prior quarter was mainly a result of higher fees from overdrafts.

Fee based revenue from our mutual fund management area remained relatively unchanged. Despite a 16% increase in total assets under management, flows to money market funds prevented an increase in fees. Our securities brokerage areas increased Ch$521 million during the first quarter of 2010 due to an increase in the number of clients helped by the technology we used in our process, which is one of the best in the industry.

Our financial advisory services, which provide services to a variety of corporations, including those related to debt restructuring, mergers and acquisitions, privatizations and company valuation, increased by Ch$1,300 million during the first quarter of 2010 due the completion of seven large operations, some of them over USD 200 million. This increase is a result of our strategy to focus on clients in a global way and studying the potential industries were our Financial Advisory Service team could achieve increased profits.

Our legal advisory services area was created in January 2007 and its principal purpose is to provide legal advisory services related to our businesses. Legal advisory services decreased Ch$89 million during the first quarter of 2010 as compared to the previous quarter.

Trading and investment income – Net Foreign exchange gains and losses

Trading and investment income primarily includes the results from our trading portfolio financial assets (interest, marked-to-market adjustments, gains and losses from sales), gains and losses from our derivative trading portfolio, and gains and losses from sales financial investments available-for-sale.

Net foreign exchange gains and losses include both the results of foreign exchange transactions as well as the recognition of the effect of exchange rate fluctuations on assets and liabilities stated in foreign currencies and loans and deposits in Chilean pesos indexed to foreign currencies.

Derivatives and financial instruments that may provide effective economic hedges for managing risk positions are generally treated and reported as trading.

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The following table is a summary of our trading and investment income and net foreign exchange gains and losses for the three-month periods ending December 31, 2009 and March 31, 2010, expressed in millions of Chilean nominal pesos:

	For three-month period ended
	Dec - 09	Mar - 10	Change
Trading and investment income:
Trading instruments	(45)	3,849	3,894
Derivatives held-for-trading	(10,585)	5,606	16,191
Available-for-sale investments and other	(3,247)	1,854	5,100
Total trading and investment income	(13,876)	11,309	25,185

Net foreign exchange transactions	18,569	(4,929)	(23,498)

Net gains (losses) from treasury business	4,694	6,380	1,688

Total income from our treasury business during the first quarter of 2010 increased by Ch$1.6 billion when compared to the prior quarter. This increase is explained by higher income from our trading and investment portfolio, which was partially offset by losses in our foreign exchange transactions. This is mainly as a result of the change in the exchange rate from CH$07.52 to CH$523.86.

Provision for loan losses

The following table provides information relating to the composition of our provisions for loan losses for the three-month periods ending December 31, 2009 and March 31, 2010, expressed in millions of Chilean nominal pesos:

	For three-month period ended
	Dec - 09	Mar - 10	Change
Commercial, net	(2,967)	(4,997)	(2,030)
Mortgage, net	(255)	(1,233)	(978)
Consumer, net	(8,104)	(8,650)	(546)
Net charge to income	(11,325)	(14,880)	(3,563)

Our provision for loan losses during the first quarter of 2010 was Ch$14.9 billion, an increase of Ch$3.6 billion when compared to the prior quarter.

The increase in provision for loan losses mainly occurred during February and March a result of a reclassification of certain commercial clients. The Chilean earthquake in the first quarter of 2010 is not a primary factor that explains this increase, since less than 13% of the increase of provisions for loan losses during the first quarter is explained by the earthquake.

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Operating expenses

The following table provides comparative information relating to our operating expenses for the three-month periods ending December 31, 2009 and March 31, 2010, expressed in millions of Chilean nominal pesos:

	For three-month period ended
	Dec - 09	Mar - 10	Change
Personnel salaries expenses	18,277	16,601	(1,676)
Administrative and other expenses	11,719	10,374	(1,345)
Depreciation, amortization and impairment	1,677	1,735	58
Other operating expenses	2,960	1,863	(1,097)
Total operating expenses	34,633	30,573	(4,060)

Our total operating expenses decreased during the first quarter of 2010 by 11.7% when compared to the last quarter. Personnel salaries expenses decreased by Ch$1.6 billion as a result of a reduction of 75% in compensation payments compared to last quarter. Administrative and other expenses also decreased by Ch$1.3 billion, or 11.4% quarter-on-quarter, mainly as a result of a decrease in outsourcing expenditures and higher efficiency in technological processes.

As part of our strategy, we continue to maintain our efficiency leadership through our cost control culture. Our consolidated efficiency ratio (operating expenses / operating revenues) for the first quarter of 2010 was 36.8% as compared to 39.0% for the previous quarter.

II) Financial Condition

Loan portfolio

Our total loan portfolio (excluding loans and receivables to banks) totalled Ch$5,053 billion as of March 31, 2010, representing an increase of 0.8% when compared to the prior quarter.

The following table provides comparative information related to our loan portfolio for December 31, 2009 and March 31, 2010, expressed in millions of Chilean nominal pesos:

	Dec - 09	Mar - 10	Change
Wholesale	3,776,870	3,822,183	45,313
Commercial	3,193,987	3,240,901	46,914
Foreign trade	233,478	234,967	1,489
Leasing and factoring	349,405	346,315	(3,090)
Retail	1,234,786	1,230,947	(3,839)
Consumer	428,051	414,081	(13,970)
Housing mortgages	806,735	816,866	10,131
Total loans	5,011,656	5,053,130	41,474

On a quarter-on-quarter basis our wholesale portfolio increased by 1.1%. This increase is primarily a result of commercial operations, which increased from Ch$3,194 billion to Ch$3,240 billion. Most of the commercial loans increase was in the local market.

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Our market share increased 2bps during the quarter, from 7.27% in December 2009 to 7.29% in March 2010. If we consider only commercial loans, our market share at the end of March 2010 was 8.95%, 10 bps higher than our market share in December 2009.

The quarter-on-quarter decrease in retail loans was due to consumer loans, besides the mortgage loan increase of Ch$10 billion. The decrease in consumer loans is related to Banco Condell, our low income bank division, and is consistent with our strategy of increasing our profits in a controlled portfolio. This strategy is the reason why we experienced an increase in profits despite a decrease in consumer loans.

Our market share in consumer loans decreased from 4.92% in December 2009 to 4.72% in March 2010, as we explained before, this is explained by Banco Condell. On the other hand our market share in mortgage loans decreased 2bps during the quarter, ending the first quarter of 2010 at 4.58%.

Financial investments

Our financial investments totalled Ch$972,1 billion as of March 31, 2010, representing an increase of 19.5% quarter-on-quarter.

The following table provides comparative summary of our investment portfolio for the periods ended December 31, 2009 and March 31, 2010, expressed in millions of Chilean nominal pesos:

	Dec - 09	Mar - 10	Change
Trading portfolio financial assets	76,156	91,153	14,997
Financial investments available-for-sale	737,162	880,956	143,794
Financial investments held-to-maturity	—	—	—
Total financial investments	813,318	972,109	158,791

Our investment portfolio consists of trading and available-for-sale assets. Trading instruments correspond to financial instruments acquired to generate gains from short-term price fluctuations, brokerage margins, or that are included in a portfolio with a pattern of gaining profit in the short-term. Trading instruments are stated at fair value.

Investment instruments are classified in two categories: held-to-maturity investments and instruments available-for-sale. Held-to-maturity investments include only those instruments which the Bank has the capacity and intent to hold until maturity. We currently do not have held-to-maturity investment. All other investment instruments are considered available-for-sale. Investment instruments are initially recognized at cost, which includes transaction costs. Instruments available-for-sale at each subsequent period-end are valued at their fair value according to market prices or based on valuation models. Unrealized gains or losses arising from changes in the fair value are charged or credited to equity accounts.

A quarter-on-quarter 20% increase is due to our view of good opportunities for financial investments. We have a positive view on the UF. This increase was mostly financed by repurchase agreements.

Funding strategy

The International and Treasury Division is responsible for providing liquidity, determining the financing structure, managing the investment portfolio and foreign currency positions.

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The following table summarizes our funding as of December 31, 2009 and March 31, 2010, in millions of Chilean nominal pesos:

	Dec - 09	Mar - 10	Change
Checking accounts	328,078	327,037	(1,041)
Other non-interest bearing deposits	168,192	147,651	(20,541)
Time deposits and savings accounts	3,316,045	3,590,544	274,499
Repurchase agreements	465,513	736,041	270,528
Mortgages bonds	271,430	261,231	(10,199)
Banking bonds	410,473	415,909	5,436
Subordinated bonds	253,316	252,213	(1,103)
Domestic borrowings	32,162	43,401	11,239
Foreign borrowings	357,094	352,548	(4,546)

Our current funding strategy is to continue to utilize all sources of funding in accordance with their costs, their availability and our general asset and liability management strategy. During the fourth quarter of 2009 we increased our amount of subordinated bonds. During the first quarter of 2010 our funding strategy was mainly driven by increasing our time deposits and repurchase agreements, and it’s possible to add other funding sources during the rest of the year. The increase in repurchase agreements was mainly used for the financial investments explained above, and the increase in time deposits was mainly used to finance the increase in commercial loans. During 2009 we increased our subordinated bonds until we reached the Basel limit, so we don’t expect another increase during this year.

Shareholders’ Equity

We are the 4th largest private bank in Chile, based on our shareholders’ equity of Ch$ 490 billion and our loans of Ch$ 5,053 billion as of March 31, 2010. We have 226,906,772 thousand shares outstanding and a market capitalization of Ch$984.5 billion (based on a share price of Ch$4.339 pesos per share). During the first quarter of 2010, we paid dividends totalling 100% of 2009 net income.

III) Other Related Information

Dividend Distribution

At the annual shareholders’ meeting held in February 2010, we distributed dividends amounting to Ch$85,109 million, representing 100% of 2009 fiscal year net income. This is $Ch 0,375082130 per share.

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CorpBanca’s Conference Call on First Quarter 2010 Results

You are invited to participate in CorpBanca’s (NYSE: BCA, Santiago: CORPBANCA) conference call to discuss the First Quarter 2010 Results and respond to investor questions.

Date and Time: To be confirmed in a separated press release

Chairperson: Mr, Eugenio Gigogne, Chief Financial Officer

Slides and audio webcast:

There will also be a live -and then archived- webcast of the conference call with PowerPoint slides through the internet accessible through the website of Capital Link at www.capitallink.com, Please click on the button “FIRST QUARTER 2010 FINANCIAL RESULTS WEBCAST”, The webcast will also be available on the company’s website at www.corpbanca.cl, Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

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Consolidated Statements of Income (unaudited)

	For the three months ended
(Expressed in millions of Chilean pesos)	Dec-09	Mar-10
OPERATING INCOME
Interest revenue	87,848	83,368
Interest expense	(28,601)	(29,484)
Net interest revenue	59,247	53,884
Fees and income from services, net	12,253	15,121
Trading and investment income, net	(13,875)	11,310
Foreign exchange gains (losses), net	18,569	(4,947)
Other operating revenue	752	1,547
Operating revenues	76,946	76,915

Provisions for loan losses	(11,316)	(15,341)

Net operating revenues	65,630	61,574

Personnel salaries and expenses	(18,277)	(16,601)
Administration expenses	(11,719)	(10,374)
Depreciation, amortization and impairment	(1,677)	(1,735)
Other operating expenses	(2,960)	(1,863)

Net operating income	30,997	31,001

Income attributable to investments in other companies	11	23
Net loss from price-level restatement	0	0

Income before income taxes	31,008	31,024
Income taxes	(4,742)	(5,008)
Income for the period	26,266	26,016

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Consolidated Balance Sheets (unaudited)

(Expressed in millions of Chilean pesos)	Dec-09	Mar-10
Assets
Cash and due from banks	110,331	149,179
Items in course of collection	95,796	171,188
Trading portfolio financial assets	76,156	91,153
Financial investments available-for-sale	737,162	880,956
Financial investments held-to-maturity	—	—
Investments purchased under agreements to resell	51,970	107,277
Derivative financial instruments	126,140	129,014
Loans and receivables to banks	86,220	289,559
Loans and receivables to customers	5,011,655	5,053,129
Allowance for loan losses	(95,949)	(97,400)

Loans and receivables to customers, net	4,915,706	4,955,729
Investments in other companies	3,583	3,583
Intangibles	13,630	12,858
Premises and equipment, net	55,212	54,898
Income tax provision—current	—	—
Deferred income taxes	19,841	17,760
Other assets	87,712	87,415
Total Assets	6,379,459	6,950,569

Liabilities:
Deposits and other sight liabilities	496,270	474,688
Items in course of collection	64,854	144,101
Securities sold under agreements to resell	465,513	736,041
Deposits and other term liabilities	3,316,045	3,590,544
Derivative financial instruments	114,703	112,971
Borrowings from financial institutions	362,403	368,163
Debt instruments	935,219	929,353
Other financial obligations	26,853	27,786
Income tax provision—current	7,831	9,898
Deferred income taxes	15,644	16,087
Provisions	53,118	35,118
Other liabilities	17,471	16,008
Total Liabilities
Shareholders’ equity:	5,875,924	6,460,758
Capital
Reserves	326,038	342,371
Valuation gains (losses)	25,054	14,865
Retained earnings:	(6,557)	1,123
Retained earnings from prior years	116,445	116,445
Profit for the period	85,109	26,016
Less: Accrual for mandatory dividends	(42,554)	(13,008)
Minority Interest		1,999
Total Shareholders’ Equity	503.535	489.811
Total equity and liabilities	6.379.459	6.950.569

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Selected Performance Ratios (unaudited)

	As of or for the three month period ended
	Dec-09	Mar-10
Solvency indicators
Basle index(5)	12.53%	13.28%
Shareholders’ equity / total assets	7.89%	7.02%
Shareholders’ equity / total liabilities	8.57%	7.55%

Credit quality ratios
Risk index (Allowances / total loans )	1.91%	1.93%
Provisions for loan losses / Total loans(1)	0.90%	1.21%
Provisions for loan losses / Total assets(1)	0.71%	0.88%
Provisions for loan losses / Gross operating income	14.7%	19.9%
Provisions for loan losses / Net income	43.1%	59.0%

Profitability ratios
Net interest revenue / Interest-earning assets(1)(2)	4.03%	3.40%
Gross operating income / Total assets(1)	4.82%	4.43%
Gross operating income / Interest-earning assets(1)(2)	5.23%	4.86%
ROA (before taxes), over total assets(1)	1.94%	1.79%
ROA (before taxes), over interest-earning assets(1)(2)	2.11%	1.96%
ROE (before taxes)(1)	24.6%	25.4%
ROA, over total assets(1)	1.65%	1.50%
ROA, over interest-earning assets(1)(2)	1.78%	1.64%
ROE(1)	22,79%	21,92%

Efficiency ratios
Operating expenses / Total assets(1)	2.17%	1.76%
Operating expenses/ Total loans(1)	2.76%	2.42%
Operating expenses / Operating revenues	45.0%	39.7%

Earnings
Diluted Earnings per share before taxes (Chilean pesos per share)	0.1367	0.1367
Diluted Earnings per ADR before taxes (U.S. dollars per ADR)	1.3463	1.3052
Diluted Earnings per share (Chilean pesos per share)	0.1158	0.1147
Diluted Earnings per ADR (U.S. dollars per ADR)	1.1405	1.0945
Total Shares Outstanding (Thousands)(4)	226,906,772.0	226,906,772.0
Peso exchange rate for US$1	507.52	523.86

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CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements, Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Corpbanca concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release and Corp Banca does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

CONTACTS:

Eugenio Gigogne

CFO, Corpbanca

Santiago, Chile

Phone: (562) 660-2559

investorrelations@corpbanca.cl

John Paul Fischer

Investor Relations, CorpBanca

Santiago, Chile

Phone: (562) 660-2141

john.fischer@corpbanca.cl

Nicolas Bornozis

President, Capital Link

New York, USA

Phone: (212) 661-7566

nbornozis@capitallink.com